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                                                                     Exhibit 1

                                                December 29, 2000

Special Committee of the Board of Directors of IBP, inc.
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, South Dakota  57049
Attn: Ms. JoAnn R. Smith, Chairperson:


      As you know, Smithfield Foods, Inc. has devoted a substantial amount of time over the past two months since we made our proposal, continuing to evaluate IBP, inc. and the prospects for a combination of our two companies. After completing this evaluation we are pleased to inform you that our board of directors has authorized us to increase our offer for each share of IBP by 20% to $30, payable in Smithfield common stock at an exchange ratio based on the average trading price of Smithfield's shares for a period prior to the closing, subject to a maximum exchange ratio of 1.051 Smithfield shares and a minimum exchange ratio of .905 Smithfield shares per IBP share. This offer will remain open until 6:00 p.m. Eastern Time on Saturday, December 30, 2000 at which time it will expire by its own terms and is conditioned on your and IBP's management's not disclosing any details of this offer to any third party, including Tyson, Rawhide Holdings or its Affiliates (which we understand has waived its review and delay rights as described below) or the media. We are also submitting this offer in reliance on your assurances that since this proposal constitutes a "Superior Proposal" within the meaning of the Rawhide Merger Agreement, Rawhide Holdings has agreed to waive its rights to have disclosed to it the terms of our proposal or this letter and has agreed to waive the requirement that IBP provide three business days advance notice prior to terminating the Rawhide Agreement.

      As indicated in our earlier proposal, our proposed transaction would be tax-free for your stockholders and would be accounted for as a pooling of interests. As in our previous offer, we would anticipate that IBP's employee stock options would be converted into Smithfield stock options on a basis consistent with the exchange ratio in the merger.

      Our revised offer is clearly superior to the revised Tyson proposal. It represents an 11% premium over the nominal value of such proposal. As such, we believe that our proposal delivers greater value to your stockholders, who would collectively hold a majority of the combined IBP-Smithfield and would enjoy full voting rights with respect to such ownership. As we have stated before, a combined Smithfield-IBP would be able to take advantage of each company's best practices in order to permit the merged company to improve both its beef and pork operations, realize synergies and build a stronger pork and beef producer for the benefit of all of our respective stockholders and other constituents including independent farmers. By contrast, Tyson has never effectively operated outside of the chicken business and does not have any successful experience in the beef and pork industries, particularly in a challenging economic cycle. Tyson's prior forays into areas other than chicken have generally been viewed by the investment community as failures.

      In addition, Smithfield has a strong track record of building stockholder value that is evidenced by the 91% return to its stockholders that Smithfield has generated over the past five years. Under our proposal, IBP stockholders would be able to share the benefit of Smithfield's

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stockholder-focused management through their ownership of the combined company.
By contrast, Tyson has delivered a negative 27% return for its stockholders for the same period. It is critical to note that one half of the consideration Tyson has offered the IBP stockholders consists of shares of Tyson's "low vote" Class A Common Stock, which shares would be effectively disenfranchised in a combined Tyson-IBP due to the Tyson family's ownership of supervoting shares. Because of this supervoting share structure, which entitles the Tyson family to exercise unchallenged control over the company, Tyson's management is not accountable to its public stockholders even though it has meaningfully diminished stockholder value over the past five years. Therefore, under the Tyson proposal, the stock consideration to be received by the IBP stockholders would be shares in a company with an underperforming management, not accountable to its stockholders, and no successful track record in the beef and pork industries. In addition, our proposal would be tax-free to all of the IBP stockholders while under the Tyson proposal, stockholders would have to pay taxes on their gain in the transaction to the extent such gain was less than or equal to the cash received. Furthermore, we note from Tyson's public filings that it is continuing its program to buy its stock on the open market which, taken together with the recent tendency of Tyson's stock to go down during the day and recover somewhat at the end of the day, raises concerns that Tyson's stock price might be lower in the absence of the Tyson buying activity. By contrast, we have not been in the market acquiring Smithfield stock at any time during this process.

      Based on what we have seen during our due diligence, we believe that $250 million of synergies per year by the third year after the transaction is an appropriate estimate of the amount of synergies that could be realized after our respective businesses have been integrated. The increase in our synergy estimates from those outlined in our initial proposal results in part from synergies identified during our due diligence in the transportation and logistics area. After giving effect to such synergies, and based on the most recent set of IBP management projections provided to us, as adjusted to reflect our due diligence conclusions, and based on public analysts consensus forecasts for Smithfield, we would expect that our transaction would be accretive in the first year and increasingly accretive thereafter.

      During the due diligence process we have been impressed by IBP's management and look forward to working together with them in a combined Smithfield-IBP. As we have stated before, we would be pleased to have Robert Peterson and Richard Bond serve on our management committee after the merger and, given our high regard for your operating management, we are excited about the prospect of integrating IBP's and Smithfield's management teams in a manner that would create the strongest possible combined company. We believe that a Smithfield/IBP combined management team would be a far stronger team than in any combination with Tyson, particularly if economic or industry conditions were to become more challenging. Also, as stated in our prior offer, we do not anticipate any significant reduction in employment levels in IBP after the merger. We are willing to discuss appropriate enhancements to IBP's continuity programs to give employees and management greater comfort and incentive to remain focused during the period between signing and closing. As we indicated in our initial offer, we would also like to discuss with you the possibility of offering some of IBP's directors who may be interested the opportunity to join our board of directors after the merger.

      We include with this letter a signed merger agreement which reflects many of your counsel's comments. We would be prepared to have you accept this agreement in its current form, subject to finalization of mutually agreed schedules and certain other matters referenced in

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the merger agreement, until the deadline referred to above and we believe that we can reach agreement on any remaining open issues very rapidly.

      We believe that, notwithstanding Tyson's assertions to the contrary, the general "sealed bid" process outlined in J.P. Morgan's letter of December 21, 2000 is entirely appropriate. While Tyson tries to hide behind allegations of changing "the rules in the middle of the process" and its characterization of a sealed bid process as one that is "behind closed doors", we take it as evidence of Tyson's unwillingness to put its best bid on the table and possibly a reaction to its surprise at its misjudgment of the likelihood of receiving a second request. Companies for years have run sealed bid auction processes and found that such processes are the best way to generate stockholder value and we applaud the special committee for its open and honest exercise of its duties to the stockholders of IBP. We also wish to point out that Tyson mischaracterized the trading pattern of Smithfield's stock in its letter to the special committee when it asserted that Smithfield's stock was trading below the collar of our first offer as long as the market saw Smithfield as the only bidder. In fact, after arbitrage selling pressure caused our stock price initially to fall below the collar in the period after our first offer, our stock recovered and closed at $28.56, above the low end of our original collar, on December 1, 2000, three days prior to the announcement of the original Tyson offer.

      As you know, we and our advisors have analyzed and discussed with your advisors the steps necessary to secure regulatory approval of the combination of our two companies. We remain confident, and believe that your advisors agree with our assessment, that the plan that we have proposed to deal with concentration issues raised by our combination will permit us to gain antitrust approval. Given our proactive approach to the divestitures that we have extensively discussed with you and that are consistent with the Federal Trade Commission and Department of Justice Merger Guidelines, we continue to believe that the transaction can be consummated within four months. We are confident that the contemplated divestitures will not have a negative impact on the combined company's financial performance and any potential effects of such divestitures have been included in our analysis. In this connection, we have already scheduled a meeting at their request with the Department of Justice on January 3, 2001 and we have already gathered for presentation substantially all of the data and documents we believe would be required by the Department of Justice. At this meeting, in order to jump start the process, we would provide this information and outline our proactive divestiture plan. We would be pleased if your advisors would accompany us to that meeting. We note that Tyson has received a second request under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to its proposal (even though Tyson had constantly asserted since making its initial proposal that its proposal was not expected to face antitrust issues or delay). Tyson's proposal could therefore require a similar period of time to complete. We also call your attention to the fact that notwithstanding Tyson's purported willingness to take actions necessary to address the antitrust issues raised by its transaction, the fact that Tyson has not identified any ready remedy to the antitrust problems and issues that led to its receiving the second request continues to raise uncertainty about its timing and perhaps its ultimate ability to consummate the transaction.

      In addition, since the date of our first proposal we have devoted an enormous amount of effort to meeting with and understanding concerns of various constituencies and public officials in connection with our transaction. While we concede that the initial reaction of some of these groups and public officials was to raise concerns about the combination, we found in our discussions that they were unaware that our proactive divestiture plan would result in little, if any, additional concentration and that we, unlike Tyson, have publicly committed to no further

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vertical integration of pork or beef. We believe that the posture of these groups and public officials has now become more reasoned and open minded and in a number of cases, quite supportive. Following the execution of a definitive merger agreement we intend to continue, and even intensify, our meetings with these groups and public officials to ensure that such concerns do not delay the consummation of our transaction.

      We are very excited about the prospect of effecting the combination of our two companies for the benefit of all of our stockholders and other constituencies and having the opportunity to build a new and stronger company which can thrive in the years ahead. We and our advisors stand ready to meet with you promptly to move toward the announcement of a transaction between us.

                                          Sincerely,


                                          Joseph W. Luter, III